

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132

   Re: **Royal Caribbean Cruises Ltd.**
     Form 10-K: For the Fiscal Year Ended December 31, 2009
     Filed February 23, 2010
     File No. 001-11884

Dear Mr. Rice:

   We have reviewed your response letter dated June 14, 2010 and have the following comment. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to the Consolidated Financial Statements, page F-7

Basis for Preparation of Consolidated Financial Statements, page F-7

1. Refer to prior comment 5. Please expand your disclosure to either affirmatively state that there has been no material event or transaction affecting Pullmantur that occurred during the two month time lag or provide disclosure of any material event or transaction, as appropriate.

   You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3816 if you have any questions. You may also contact me at 202-551-3380.

            Sincerely,

            Lyn Shenk
            Branch Chief